EXHIBIT 99.1

Shopify Announces Third-Quarter 2019 Financial Results
Third-Quarter Revenue Grows 45% Year on Year
Shopify Now Powers Over One Million Merchants Worldwide

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - October 29, 2019 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, today announced strong financial results for the quarter ended September 30, 2019.

“More than a million merchants are now building their businesses on Shopify, as more entrepreneurs around the world reach for independence,” said Tobi Lütke, Shopify’s CEO. “These merchants chose Shopify because we’re making entrepreneurship easier, and we will continue to level the playing field to help merchants everywhere succeed.”

“Our strong results in the quarter were driven in part by the success of our international expansion, which is just one of the many ways we are investing in the platform,” said Amy Shapero, Shopify’s CFO. “By carefully balancing these multiple opportunities that have different investment time horizons, we can keep investing in the innovations that will power merchants in the future while helping them grow rapidly today.”

Third-Quarter Financial Highlights

•	Total revenue in the third quarter was $390.6 million, a 45% increase from the comparable quarter in 2018.

•
Subscription Solutions revenue grew 37% to $165.6 million. This increase was driven primarily by growth in Monthly Recurring Revenue[1] ("MRR"), largely due to an increase in the number of merchants joining the Shopify platform.

•	Merchant Solutions revenue grew 50%, to $225.0 million, driven primarily by the growth of Gross Merchandise Volume[2] ("GMV").

•
MRR as of September 30, 2019 was $50.7 million, up 34% compared with $37.9 million as of September 30, 2018. Shopify Plus contributed $13.5 million, or 27%, of MRR compared with 24% of MRR as of September 30, 2018.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

•
GMV for the third quarter was $14.8 billion, an increase of $4.8 billion, or 48%, over the third quarter of 2018. Gross Payments Volume[3] ("GPV") grew to $6.2 billion, which accounted for 42% of GMV processed in the quarter, versus $4.1 billion, or 41%, for the third quarter of 2018.

•	Gross profit dollars grew 45%, to $216.7 million, compared with $149.7 million recorded for the third quarter of 2018.

•	Operating loss for the third quarter of 2019 was $35.7 million, or 9% of revenue, versus a loss of $31.4 million, or 12% of revenue, for the comparable period a year ago.

•	Adjusted operating income[4] for the third quarter of 2019 was 3% of revenue, or $10.5 million; adjusted operating loss for the third quarter of 2018 was 1% of revenue, or $2.4 million.

•
Net loss for the third quarter of 2019 was $72.8 million, or $0.64 per share, compared with $23.2 million, or $0.22 per share, for the third quarter of 2018. Net loss for the third quarter of 2019 includes a tax provision of $48.3 million. This provision is primarily due to a one-time capital gain triggered by the transfer of regional relationship and territory rights from our Canadian entity to regional headquarters, which allows us to develop and maintain merchant and commercial operations in their respective regions as we expand internationally.

•	Adjusted net loss[4] for the third quarter of 2019 was $33.6 million, or $0.29 per share, compared with adjusted net income of $5.8 million, or $0.05 per share, for the third quarter of 2018.

•
At September 30, 2019, Shopify had $2.67 billion in cash, cash equivalents and marketable securities, compared with $1.97 billion on December 31, 2018. The increase reflects $688.0 million of net proceeds from Shopify’s offering of Class A subordinate voting shares in the third quarter of 2019.

Third-Quarter Business Highlights
In the third quarter, Shopify continued to build for the long term by lowering the barriers to entry for entrepreneurship, extending the functionality of the platform for merchants, and enriching our offering as a global commerce operating system:

•	Shopify surpassed one million merchants worldwide on our platform, hitting a major milestone and reflecting the continued expansion of Shopify’s global community of entrepreneurs.

•
Shopify Fulfillment Network continued to lay the foundation for timely and affordable direct-to-consumer fulfillment for merchants that value their brands and customer experience. With strong interest from merchants, we will continue to add select merchants and partners as we focus on high performance and optimize for the merchant experience.

•	Shopify announced availability for merchants in most U.S. states to start selling hemp or hemp-derived cannabidiol (CBD) products on our platform, both online or in brick-and-mortar retail locations.

•
Shopify launched the Shopify Sustainability Fund, which commits at least $5 million annually to invest in areas like carbon sequestration,  neutralizing our carbon footprint, sustainable packaging, and enabling our merchants and their buyers to participate.

3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes as well as amortization of acquired intangibles and related taxes. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

•	Shopify launched Shopify Chat, our first native chat function that allows merchants to have real-time conversations with customers visiting their stores and provide a better shopping experience.

•	Shopify launched native language capabilities in Turkish, bringing the total number of languages in which the Shopify Admin is available to 19.

•	Shopify launched Shopify Payments in Italy, expanding the availability of Shopify Payments to 14 countries.

•	Shopify Shipping adoption continued to expand, with approximately 44% of eligible merchants in the United States and Canada using Shopify Shipping in the quarter.

•
Purchases from merchants’ stores coming from mobile devices versus desktop continued to climb in the quarter, accounting for nearly 81% of traffic and 71% of orders for the three months ended September 30, 2019, versus 77% and 67%, respectively, for the third quarter of 2018.

•
Shopify Capital issued $141.0 million in merchant cash advances and loans in the third quarter of 2019, an increase of 85% versus the $76.4 million issued in the third quarter of last year. Shopify Capital has grown to approximately $768.9 million in cumulative cash advanced since its launch in April 2016 through the third quarter of 2019, approximately $166 million of which was outstanding on September 30, 2019.

Subsequent to the close of our third quarter, Shopify completed the acquisition of 6 River Systems, Inc., a leading provider of collaborative warehouse fulfillment solutions.

Financial Outlook
The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2019, Shopify currently expects:

•	Revenues in the range of $1.545 billion to $1.555 billion

•	GAAP operating loss in the range of $158 million to $168 million

•
Adjusted operating income[4] in the range of $27 million to $37 million, which excludes stock-based compensation expenses and related payroll taxes of $180 million, and amortization of acquired intangibles of $15 million

For the fourth quarter of 2019, Shopify currently expects:

•	Revenues in the range of $472 million to $482 million

•	GAAP operating loss in the range of $47 million to $57 million

•
Adjusted operating income[4] in the range of $10 million to $20 million, which excludes stock-based compensation expenses and related payroll taxes of $57 million, and amortization of acquired intangibles of $10 million

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our third-quarter results today, October 29, 2019, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Third-Quarter 2019 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Third-Quarter 2019 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted operating income (loss), non-GAAP operating expenses, adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes and amortization of acquired intangibles and related taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as "expects", "continue", "keep", "will", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship; (x) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations; (xi) our potential inability to hire, retain and motivate qualified personnel; (xii) international sales and the use of our platform in various countries; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Julie Nicholson
Senior Director, Investor Relations	Director of Communications
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
Revenues
Subscription solutions	165,577	120,517	459,075	331,436
Merchant solutions	224,975	149,547	613,938	397,931
	390,552	270,064	1,073,013	729,367
Cost of revenues
Subscription solutions	33,263	26,600	90,786	74,284
Merchant solutions	140,593	93,737	380,475	244,559
	173,856	120,337	471,261	318,843
Gross profit	216,696	149,727	601,752	410,524
Operating expenses
Sales and marketing	116,546	91,635	340,778	254,906
Research and development	90,387	61,629	252,262	163,650
General and administrative	45,421	27,831	119,780	74,430
Total operating expenses	252,354	181,095	712,820	492,986
Loss from operations	(35,658)	(31,368)	(111,068)	(82,462)

Other income	11,212	8,184	33,793	19,423
Loss before income taxes	(24,446)	(23,184)	(77,275)	(63,039)
Provision for income taxes	48,338	—	48,338	—
Net loss	(72,784)	(23,184)	(125,613)	(63,039)
Other comprehensive income (loss)	(6,097)	6,101	9,923	(5,131)
Comprehensive loss	(78,881)	(17,083)	(115,690)	(68,170)
Basic and diluted net loss per share attributable to shareholders	(0.64)	(0.22)	(1.12)	(0.60)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	113,086,997	106,647,222	112,015,160	104,976,730

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	September 30, 2019	December 31, 2018
	$	$
Assets
Current assets
Cash and cash equivalents	1,124,529	410,683
Marketable securities	1,542,653	1,558,987
Trade and other receivables, net	46,691	41,347
Merchant cash advances and loans receivable, net	165,775	91,873
Other current assets	31,184	26,192
	2,910,832	2,129,082
Long-term assets
Property and equipment, net	92,141	61,612
Intangible assets, net	24,759	26,072
Right-of-use assets	96,788	—
Deferred tax assets	16,040	—
Goodwill	48,375	38,019
	278,103	125,703
Total assets	3,188,935	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	139,330	96,956
Income taxes payable	66,617	—
Deferred revenue	48,368	39,180
Lease liabilities	5,426	2,552
	259,741	138,688
Long-term liabilities
Deferred revenue	2,115	1,881
Lease liabilities	105,595	22,316
Deferred tax liability	1,425	1,132
	109,135	25,329
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 103,106,023 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,237,278 and 12,310,800 issued and outstanding	3,042,555	2,215,936
Additional paid-in capital	84,792	74,805
Accumulated other comprehensive income (loss)	(2,293)	(12,216)
Accumulated deficit	(304,995)	(187,757)
Total shareholders’ equity	2,820,059	2,090,768
Total liabilities and shareholders’ equity	3,188,935	2,254,785

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Nine months ended
	September 30, 2019	September 30, 2018
	$	$
Cash flows from operating activities
Net loss for the period	(125,613)	(63,039)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	22,950	21,204
Stock-based compensation	110,464	68,301
Provision for uncollectible receivables related to merchant cash advances and loans receivable	10,967	5,043
Deferred income taxes	(15,295)	—
Unrealized foreign exchange loss	2,404	637
Changes in operating assets and liabilities:
Trade and other receivables	(25,153)	(22,524)
Merchant cash advances and loans receivable	(84,869)	(57,460)
Other current assets	(3,139)	(8,255)
Accounts payable and accrued liabilities	53,885	44,203
Income tax assets and liabilities	61,485	—
Deferred revenue	9,029	6,685
Lease assets and liabilities	612	5,272
Net cash provided by operating activities	17,727	67
Cash flows from investing activities
Purchase of marketable securities	(2,003,102)	(1,689,553)
Maturity of marketable securities	2,034,933	1,160,003
Acquisitions of property and equipment	(43,357)	(20,432)
Acquisitions of intangible assets	(5,484)	(12,328)
Acquisition of businesses, net of cash acquired	(12,476)	(3,718)
Net cash used by investing activities	(29,486)	(566,028)
Cash flows from financing activities
Proceeds from the exercise of stock options	37,301	22,273
Proceeds from public offering, net of issuance costs	688,014	646,984
Net cash provided by financing activities	725,315	669,257
Effect of foreign exchange on cash and cash equivalents	290	(1,552)
Net increase in cash and cash equivalents	713,846	101,744
Cash and cash equivalents – Beginning of Period	410,683	141,677
Cash and cash equivalents – End of Period	1,124,529	243,421

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
GAAP Gross profit	216,696	149,727	601,752	410,524
% of Revenue	55%	55%	56%	56%
add: stock-based compensation	928	618	2,536	1,628
add: payroll taxes related to stock-based compensation	113	37	345	153
Non-GAAP Gross profit (before adjustment for amortization of acquired intangibles)	217,737	150,382	604,633	412,305
% of Revenue	56%	56%	56%	57%
add: amortization of acquired intangibles	1,707	1,241	4,978	3,467
Non-GAAP Gross profit (adjusted for amortization of acquired intangibles)	219,444	151,623	609,611	415,772
% of Revenue	56%	56%	57%	57%

GAAP Sales and marketing	116,546	91,635	340,778	254,906
% of Revenue	30%	34%	32%	35%
less: stock-based compensation	8,707	6,015	23,951	15,775
less: payroll taxes related to stock-based compensation	985	382	2,897	1,640
Non-GAAP Sales and marketing	106,854	85,238	313,930	237,491
% of Revenue	27%	32%	29%	33%

GAAP Research and development	90,387	61,629	252,262	163,650
% of Revenue	23%	23%	24%	22%
less: stock-based compensation	23,136	14,719	64,234	39,223
less: payroll taxes related to stock-based compensation	2,777	950	8,050	3,583
Non-GAAP Research and development	64,474	45,960	179,978	120,844
% of Revenue	17%	17%	17%	17%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
GAAP General and administrative	45,421	27,831	119,780	74,430
% of Revenue	12%	10%	11%	10%
less: stock-based compensation	7,261	4,833	19,743	11,675
less: payroll taxes related to stock-based compensation	592	174	1,585	659
Non-GAAP General and administrative	37,568	22,824	98,452	62,096
% of Revenue	10%	8%	9%	9%

GAAP Operating expenses	252,354	181,095	712,820	492,986
% of Revenue	65%	67%	66%	68%
less: stock-based compensation	39,104	25,567	107,928	66,673
less: payroll taxes related to stock-based compensation	4,354	1,506	12,532	5,882
Non-GAAP Operating expenses	208,896	154,022	592,360	420,431
% of Revenue	53%	57%	55%	58%

GAAP Operating loss	(35,658)	(31,368)	(111,068)	(82,462)
% of Revenue	(9)%	(12)%	(10)%	(11)%
add: stock-based compensation	40,032	26,185	110,464	68,301
add: payroll taxes related to stock-based compensation	4,467	1,543	12,877	6,035
Adjusted Operating income (loss) (before adjustment for amortization of acquired intangibles)	8,841	(3,640)	12,273	(8,126)
% of Revenue	2%	(1)%	1%	(1)%
add: amortization of acquired intangibles	1,707	1,241	4,978	3,467
Adjusted Operating income (loss) (adjusted for amortization of acquired intangibles)	10,548	(2,399)	17,251	(4,659)
% of Revenue	3%	(1)%	2%	(1)%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	$	$	$	$
GAAP Net loss	(72,784)	(23,184)	(125,613)	(63,039)
% of Revenue	(19)%	(9)%	(12)%	(9)%
add: stock-based compensation	40,032	26,185	110,464	68,301
add: payroll taxes related to stock-based compensation	4,467	1,543	12,877	6,035
Adjusted Net income (loss) (before adjustments for amortization of acquired intangibles and provision for income tax effects)	(28,285)	4,544	(2,272)	11,297
% of Revenue	(7)%	2%	—%	2%
add: amortization of acquired intangibles	1,707	1,241	4,978	3,467
add: provision for income tax effects related to non-GAAP adjustments	(7,018)	—	(18,471)	—
Adjusted Net income (loss) (adjusted for amortization of acquired intangibles and provision for income tax effects)	(33,596)	5,785	(15,765)	14,764
% of Revenue	(9)%	2%	(1)%	2%

GAAP Net loss per share attributable to shareholders	(0.64)	(0.22)	(1.12)	(0.60)
add: stock-based compensation	0.35	0.25	0.99	0.65
add: payroll taxes related to stock-based compensation	0.04	0.01	0.11	0.06
Adjusted Net income (loss) per share attributable to shareholders (before adjustments for amortization of acquired intangibles and provision for income tax effects)	(0.25)	0.04	(0.02)	0.11
add: amortization of acquired intangibles	0.02	0.01	0.04	0.03
add: provision for income tax effects related to non-GAAP adjustments	(0.06)	—	(0.16)	—
Adjusted Net income (loss) per share attributable to shareholders (adjusted for amortization of acquired intangibles and provision for income tax effects)	(0.29)	0.05	(0.14)	0.14
Weighted average shares used to compute GAAP and non-GAAP net income (loss) per share attributable to shareholders	113,086,997	106,647,222	112,015,160	104,976,730